NEWS RELEASE
SANGOMA ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2024 RESULTS
Achieves Fiscal Year Guidance and a 67% year-over-year increase in Net Cash provided by operating activities, Demonstrating Continued Profitability and Operational Excellence amid Transformation

MARKHAM, ONTARIO, September 18, 2024 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its fourth quarter financial results and audited consolidated financial statements for the year ended June 30, 2024.

US $000	Q4 FY2024	Q4 FY2023	Change	FY2024	FY2023	Change
Revenue	$60,934	$63,680	(4)%	$247,284	$252,530	(2)%
Gross profit	$41,807	$42,241	(1)%	$172,821	$172,791	—%
Operating expenses[1]	$41,600	$43,708	(5)%	$173,883	$175,740	(1)%
Net loss	$(1,708)	$(23,630)		$(8,659)	$(29,026)
Net loss per share (fully diluted)	$(0.05)	$(0.72)		$(0.26)	$(0.88)
Adjusted EBITDA[2]	$11,110	$10,860	2%	$42,595	$44,394	(4)%
Net cash provided by operating activities	$11,703	$10,855	8%	$44,246	$26,487	67%
Net cash provided by operating activities as a percentage of Adjusted EBITDA[2]	105%	100%	5%	104%	60%	74%

Total Revenue for Fiscal 2024 was $247.3 million, squarely within the guided range of $246.5 to $248.5 million, while Adjusted EBITDA2 also aligned with expectations, reaching $42.6 million against a guidance range of $41.5 to $43.5 million. The Company's Services revenue for the fiscal year increased by 1.83% as compared to last fiscal year, while experiencing a decline in Products revenue, driven primarily by a deemphasis on certain lower margin products amid the Company's go-to-market transformation and macroeconomic headwinds.

Gross margin for fiscal 2024 was approximately 70% of revenue, an increase from the 68% in fiscal 2023, driven by the favorable Services/Product revenue mix of 82%/18% as compared to 79%/21% in the prior year period.

The Company's financial position remains strong, finishing the fourth quarter and fiscal 2024 with net cash provided by operating activities ("operating cash flow") of $11.7 million and $44.2 million respectively, representing an increase of 8% and 67% over the prior year periods. The Company finished the year with a cash balance of $16.2 million, reflecting a strong quarterly progression of operating cash flow, primarily due to fiscal 2024 cost savings initiatives and effective net working capital management.

Net cash provided by operating activities as a percentage of Adjusted EBITDA2 for the fourth quarter reached 105%, leading the Company to finish the fiscal year at 104%, representing a significant increase as compared to 60% in Fiscal 2023.

Operating expenses1 were $41.6 million for the quarter and $173.9 million for fiscal 2024, down by about 5% and 1%, respectively over the prior period.

"Over the past year, we've successfully executed our transformation strategy," said Charles Salameh, Chief Executive Officer. "What gives me confidence in our ability to shift to growth mode are three things: (1) strong financials and cash position in hand, (2) an experienced go-to-market leader and team in place who have developed a formidable growth plan, and (3) the underlying infrastructure to support them."

The Company's balance sheet remains strong as it continues to improve. As previously announced, Sangoma executed a debt repayment of $5.3 million in the fourth quarter, bringing total debt repayments for the quarter to $9.7 million, marking the first of a series of planned payments aimed at reducing Sangoma’s debt to under $60.0 million by the end of Fiscal 2025 as outlined in our capital allocation strategy. Sangoma continues to remain comfortably within its debt covenants.

Net loss was $1.7 million for the fourth quarter and $8.7 million for fiscal 2024, while Adjusted EBITDA2 remained strong at $11.1 million for the quarter and $42.6 million for the year, representing 18% and 17% of total revenue, respectively. The Company is pleased that it has successfully self-funded its transformation to-date, including a total of $0.6 million relating to its strategic enterprise resource planning ("ERP") initiative in fiscal 2024. Without this investment, Adjusted EBITDA2 for the fiscal year would be $43.2 million.

Outlook for Fiscal 20253

The Company is providing guidance for fiscal 2025. Sangoma expects revenue in the range of $250 million to $260 million and Adjusted EBITDA2 from $42 million to $46 million, inclusive of $2.1 million in one-time ERP costs. The Company is also expecting Q1 revenue in the range of $61 million to $62 million and Adjusted EBITDA2 of $9 million to $10 million.

Conference call
Sangoma will host a conference call on Wednesday, September 18, 2024, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-844-763-8274 (International +1-647-484-8814). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.

2 Adjusted EBITDA is a non-IFRS financial measure used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA”.
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management's guidance on revenue and Adjusted EBITDA, statements relating to expected future production and cash flows, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to the COVID-19 COVID-19 (coronavirus) pandemic and any resurgence thereof, our ability to identify and effectively remediate material weaknesses and significant deficiencies in our internal controls, our current level of indebtedness and the ability to incur additional indebtedness in the near- and long-term; changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as defined in our MD&A), impairment of goodwill and new competitive pressures, political disturbances, geopolitical instability and tensions, or terrorist attacks, and associated changes in global trade policies and economic sanctions, including, but not limited to, in connection with (x) the ongoing conflict in Ukraine (the “Russo-Ukraine War”) and (y) any impact, effect, damage, destruction and/or bodily harm directly or indirectly relating to the ongoing hostilities in the Middle East, and technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of artificial intelligence (“AI”) and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2024.

Our guidance is based on the Company’s assessment of many material assumptions, including:

•The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
•The successful transformation of the Company’s go-to-market strategy
•The revenue trends the Company experienced in fiscal 2025 to-date, the trends we expect going forward in fiscal 2025, the impact of our transformation of our go-to-market strategy and the impact of growing economic headwinds globally
•The continuing effects of recent macro factors such as inflation, interest rates, recessions, invasions or declarations of war
•There being continuing growth in the global UCaaS and cloud communications markets more generally
•There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
•The impact of changes in global exchange rates on the demand for the Company’s Products and Services
•The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
•The Company’s forecasted revenue from its internal sales teams and via channel partners will meet current expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labour or shipping costs
•That the Company is able to attract and retain the employees needed to maintain the current momentum
•The timely execution of our ERP implementation in line with our forecasted budget

Non-IFRS Measures and Reconciliation of Non-IFRS Measure
This press release contains references to Adjusted EBITDA, a non-IFRS measure. Non-IFRS financial measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Non-IFRS financial measures used herein have been applied on a consistent basis. “Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment and change in fair value of consideration payable. Adjusted EBITDA is a measure used by many investors to compare issuers. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company's main business activities before taking into consideration how they are financed, taxed, depreciated or amortized. Investors are cautioned that non-IFRS financial measures, such as Adjusted EBITDA, should not be construed as an alternative to net income or cash flow determined in accordance with IFRS. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net loss.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three month periods ended June 30,				Years ended June 30,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Net loss	(1,708)	(23,630)	21,922	(93)%	(8,659)	(29,026)	20,367	(70)%
Tax expense (recovery)	346	(3,160)	3,506	(111)%	(840)	(2,932)	2,092	(71)%
Interest expense (net)	1,464	1,891	(427)	(23)%	6,639	6,767	(128)	(2)%
Share-based compensation	701	362	339	94%	2,983	3,100	(117)	(4)%
Depreciation of property and equipment	1,203	1,095	108	10%	4,495	4,729	(234)	(5)%
Depreciation of right-of-use assets	664	861	(197)	(23)%	2,870	3,778	(908)	(24)%
Amortization of intangibles	8,335	8,205	130	2%	33,309	33,932	(623)	(2)%
Restructuring and business integration costs	105	115	(10)	(9)%	1,596	2,710	(1,114)	(41)%
Federal compliance costs relating to prior year position	—	1,804	(1,804)	(100)%	—	1,804	(1,804)	(100)%
Loss (gain) on change in fair value of consideration payable	—	810	(810)	(100)%	202	(2,975)	3,177	(107)%
Goodwill Impairment	—	22,507	(22,507)	(100)%	—	22,507	(22,507)	(100)%
Adjusted EBITDA	11,110	10,860	250	2%	42,595	44,394	(1,799)	(4)%
Percentage of revenue	18%	17%	1%	7%	17%	18%	(1)%	(6)%

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com